Exhibit 99.1

I-Mab Announces Establishment of Environmental, Social and Governance Committee

•	I-Mab received highest first-time ESG rating among China-based biotech companies from MSCI

•	New majority independent ESG committee to set overall ESG strategies for the Company

•	Women account for two-thirds of the total workforce and over 30% of I-Mab’s Board of Directors

•	Committed to diversity, equity and inclusion, I-Mab has launched Women’s Leadership Council in 2020 and has been awarded T+ Excellent Employer for its accomplishments in diversity and innovation

SHANGHAI, China and GAITHERSBURG, MD. – August 19, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced that its Board of Directors (the “Board”) approved establishment of an ESG (Environmental, Social and Governance) Committee.

The committee consists of Dr. Joan Shen, executive director of the Board and CEO of I-Mab, and two independent directors, Mr. Chun Kwok Alan Au and Prof. Rong Shao. Mr. Au will also chair the committee. As the oversight body for the Company’s ESG practices, the committee is responsible for supervising the ESG strategies, policies, long-term sustainability objectives and risks of the Company. In addition, the Company will also establish an ESG working group to address daily ESG workflows.

I-Mab is committed to a corporate culture of diversity, inclusion, social responsibility and outstanding governance. In July 2021, I-Mab was granted a BBB rating, the highest newly initiated rating among China-based biotech companies, by the MSCI ESG assessment.

“I-Mab has shown it values the principles of ESG since its founding,” said ESG Committee Chairman and independent director, Mr. Chun Kwok Alan Au. “The Company’s vision has been not only to bring innovative therapies to global patients and create value for shareholders, but also to continue its commitment to high corporate governance standards, diversity, green operations, sustainable development and transparent disclosures.”

The company has made diversity and inclusivity part of its long-term strategy and has established a strong track record. In 2020, I-Mab launched a Women’s Leadership Council (WLC) globally to help future female leaders accelerate their career development. Women account for about two-thirds of its employees, with 57 percent holding a master’s degree or above, and over 30 percent of I-Mab’s Board of Directors are female. At the peak of COVID-19 outbreak in 2020, I-Mab donated urgently-needed medical supplies worth of RMB 800,000 to hospitals and healthcare workers in Wuhan, China and US$ 50,000 to BayHelix, a non-profit organization focused on global life sciences and healthcare community, to fight against the pandemic globally. In 2021, I-Mab was honored with the T+ Excellent Employer award based on an assessment of best practices in areas such as technological leadership, organization and talent, and commitment to creating a diversified workplace. In July 2021, I-Mab donated RMB 1 million to Henan Charity General Federation for the rescue and reconstruction of flood-hit regions in Henan Province.

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Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on discovery, development and soon, commercialization of novel or highly differentiated biologics in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to transition from a clinical stage biotech company toward a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, world-class GMP manufacturing facilities, and commercial capability. I-Mab has offices in Beijing, Shanghai, Hangzhou, Hong Kong, and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Contacts

Jielun Zhu Chief Financial Officer jielun.zhu@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Investor Inquiries

The Piacente Group, Inc.

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com